Exhibit 8.1

List of Subsidiaries

of

Mecox Lane Limited

(the “Registrant”)

Beneficially Owned Subsidiaries

Name of Company		Jurisdiction of Incorporation	Percentage of Attributable Equity Interests
1.	eMecoxLane Co., Ltd	Cayman Islands	100%
2.	Mexi-Care Limited	Cayman Islands	100%
3.	Rampage China Limited	Cayman Islands	80%
4.	Mecox Lane (Hong Kong) Limited	Hong Kong	100%
5.	eMecoxLane (Hong Kong) Co., Limited	Hong Kong	100%
6.	Mexi-Care Holdings (Hong Kong) Limited	Hong Kong	100%
7.	Rampage China (Hong Kong) Limited	Hong Kong	80%
8.	Shanghai Mecox Lane International Mailorder Co., Ltd.	PRC	100%
9.	Mecox Lane Technology (China) Limited	PRC	100%
10.	Mai Wang Information Technology (Shanghai) Co., Ltd.	PRC	100%
11.	Mai Wang Trading (Shanghai) Co. Ltd.	PRC	100%
12.	Mexi-Care E-commerce (Shanghai) Co., Ltd.	PRC	100%
13	Rampage Trading (Shanghai) Co., Ltd.	PRC	80%
14.	Mecox Lane E-commerce (Shanghai) Co., Ltd.	PRC	100%